Exhibit 99.1

February 19, 2026

M2i Global, along with Volato Group, and SMX Execute Collaboration Agreement for Pilot Initiative to Enable Secure Tracking and Traceable Critical Minerals Commerce Through CAINO and the M2i Metals Marketplace

Agreement is first step to advance critical minerals shipment assurance, digital chain-of-custody, and authenticated marketplace transactions

Atlanta, GA and Reno, NV – February 19, 2026 (Globe Newswire) – M2i Global, Inc. (“M2i,” the “Company,” “we,” “our” or “us”) (OTCQB: MTWO), a company specializing in the development and execution of a complete global value supply chain for critical minerals, along with Volato Group, Inc. (“Volato”) (NYSE American: SOAR), a technology-driven company, is pleased to announce that it has entered into a Strategic Collaboration Agreement with SMX (Security Matters) PLC (NASDAQ: SMX) (“SMX”), a publicly traded company focused on supply chain traceability and integrity solutions.

The Collaboration Agreement establishes a structured collaboration between the parties to support a pilot initiative involving (i) the application of physical and digital shipment-assurance technologies and (ii) digital traceability, custody, and commercialization workflows via the M2i CAINO digital backbone and the M2i Metals Marketplace. The intent is to focus on enabling a new standard for trusted critical mineral commerce, connecting physical shipment assurance to evidence-backed digital custody records and authenticated marketplace transactions. Through this collaboration, M2i and SMX will support a pilot initiative to demonstrate how allied-source mineral shipments can be verified, tracked, and commercialized with integrity from origin to U.S. receipt.

“This Collaboration Agreement with SMX is a first step to strengthen M2i’s ability to make trusted mineral supply chains operational, not theoretical,” said Major General (Ret) Alberto Rosende, Chief Executive Officer of M2i. “Together, we are aiming to align physical assurance, digital custody evidence, and marketplace execution into a single, scalable model that can support U.S. industrial resilience and national security supply chains.”

“SMX is focused on enabling trusted commerce through verifiable supply chain data and integrity,” said Oliver Buckle-Wright, VP Client Success, at SMX. “We view M2i’s operational model and CAINO infrastructure as highly aligned with the mission of bringing traceability and assurance into real-world commodity movement. The pilot initiative contemplated by this Agreement is being created to develop a practical pathway for scaling trusted material flows into industrial and national security ecosystems.”

Agreement Scope: Operationalized Traceability and Commerce

Under the Agreement, M2i and SMX intend to pursue a phased operational program designed to prove end-to-end integrity of critical mineral shipments including custody assurance, physical integrity controls, and digital evidence capture at key custody events, culminating in marketplace-ready authenticated lots.

The pilot initiative supports M2i’s Critical Mineral Reserve (CMR) operating framework, including:

●	Tracking, traceability, and assurance
●	Custody, storage, and logistics readiness
●	Authenticated listing and transaction execution
●	Partner and governance coordination

Operational Pilot: Australia to United States Demonstration

As an initial operational demonstration of the collaboration, M2i plans to execute a phased pilot shipment program beginning with controlled materials movements from Western Australia into the United States. This pilot is designed to validate the collaboration’s traceability and commerce integration under real-world conditions.

The pilot is expected to incorporate layered shipment assurance methods including physical tagging and instrumentation, tamper-evident controls, and verification evidence capture at key custody events. The objective is to demonstrate a practical framework for reducing provenance dilution, commingling risk, and chain-of-custody ambiguity, addressing the core failure modes that undermine trusted mineral supply.

CAINO Digital Backbone Enables Evidence-Grade Chain-of-Custody

The collaboration will leverage M2i’s digital backbone for custody, authentication, integrity, and network operations (CAINO). CAINO provides a serialized digital record for each material lot and shipment, enabling:

●	Custody event logging and permissioned updates
●	Evidence capture and audit-ready traceability
●	Linkage of assays / certificates of analysis (COAs) to lot identity
●	Marketplace-ready documentation for authenticated sale

By binding physical shipment assurance evidence into CAINO, M2i and SMX intend to demonstrate a repeatable model for trusted material onboarding into authenticated commerce workflows.

Strategic Importance

The M2i–SMX collaboration is designed to provide a scalable foundation for trusted materials commerce across allied supply chains, supporting broader objectives for resilient sourcing and traceable industrial inputs. M2i expects additional technology and logistics participants may join as and if the pilot expands.

The non-binding Collaboration Agreement, which has a term of 12-months subject to earlier termination, is seeking to:

(a) Demonstrate end-to-end traceability for a pilot shipment using CAINO as the system of record for custody events;

b) Demonstrate that authenticated lots can be listed and transacted through the M2i Metals Marketplace; and

c) Produce a repeatable operational model for future scale shipments supporting M2i’s CMR initiative.

After the collaboration period, the parties shall consider next steps, which may include negotiating and entering into definitive documents with respect to an ongoing relationship between the parties.

About SMX (NASDAQ: SMX)

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

M2i & Volato Merger

In the second quarter of 2025, M2i Global and Volato announced a proposed merger designed to create a scalable platform positioned for long-term growth in critical infrastructure markets. M2i Global brings a platform focused on critical minerals and national supply chain resilience, while Volato contributes proven aviation technology, software capability, and an established track record of operational execution in complex regulated environments. Together, the combined company is positioned to participate in the U.S. critical minerals market —an opportunity estimated to exceed $320 billion annually—as domestic sourcing, logistics, and execution capabilities become increasingly strategic priorities.

About Volato Group, Inc. (NYSE American: SOAR)

Volato Group, Inc. (NYSE American: SOAR) is a technology company focused on building scalable software and data solutions that improve the reliability and intelligence of high-stakes business decisions. The company’s Parslee Document Intelligence platform enhances the performance of leading large language models (LLMs) by adding deterministic structure and auditability to complex documents such as contracts and SEC filings. Through its pending acquisition of M2i Global, Volato is expanding into the critical minerals sector—leveraging its software expertise to bring greater transparency, traceability, and operational intelligence to supply chains essential for U.S. national security and advanced technologies. For more information visit: www.flyvolato.com

About M2i Global, Inc. (OTCQB: MTWO): M2i Global, Inc integrates people, technology, and solutions from across sectors to ensure access to critical minerals and metals for national defense and economic security. M2i Global aims to establish a Critical Mineral Reserve, creating a resilient supply chain that addresses the global shortage of essential minerals and metals.

For more information, please visit www.m2i.global

FORWARD-LOOKING STATEMENTS RELATING TO M2i:

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to a potential transaction (the “Transaction”) involving M2i Global and Volato. Volato filed an update to its Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and updated Current Report on Form 8-K with respect to the execution of the definitive agreement, on December 15, 2025. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Volato or M2i Global has filed or will file with the SEC or send to its shareholders or investors in connection with the potential Transaction. This document does not contain all the information that should be considered concerning the potential Transaction and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, VOLATO’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY VOLATO WITH THE SEC IN CONNECTION WITH THE POTENTIAL TRANSACTION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE POTENTIAL TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION AND THE PARTIES TO THE POTENTIAL TRANSACTION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Volato as of a record date to be established for voting on the potential Transaction. Additionally, Volato will file other relevant materials with the SEC in connection with the potential Transaction. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the potential Transaction filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. Volato’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Volato at 1954 Airport Road, Suite 124, Chamblee, GA 30341, or by telephone at (844) 399-8998.

Participants in the Solicitation of Proxies

Volato and M2i Global and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Volato’s shareholders in connection with the proposed Transaction. Volato’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Transaction of Volato’s directors and officers in Volato’s filings with the SEC, including Volato’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Volato’s shareholders in connection with the Transaction and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus relating to the proposed Transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the potential Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The potential Transaction is expected to be implemented solely pursuant to the legally binding definitive agreement which will be filed as an exhibit to a Current Report on Form 8-K by Volato, and which contains the material terms and conditions of the potential Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

FORWARD-LOOKING STATEMENTS:

This press release contains certain statements that may be deemed to be forward-looking statements within the meaning of the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of Volato and M2i Global, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. More detailed information about Volato and M2i Global and the risk factors that may affect the realization of forward-looking statements is set forth in the their filings with the Securities and Exchange Commission (“SEC”), including the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Investors and security holders are urged to read these documents free of charge on the SEC’s website at www.sec.gov.

All forward-looking statements speak only as of the date on which they are made. Volato and M2i Global undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement was made, except to the extent required by applicable securities laws.

FORWARD-LOOKING STATEMENTS RELATING TO SMX:

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects and initiatives with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

Media Contact:

Diego Rosende – drosende@m2i.global

Investor Contacts:

IR@M2icorp.com

investors@flyvolato.com

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